Filed by: SafeNet, Inc.
Subject Company: Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
File No. 333-110520

NEWS RELEASE

SafeNet Contact:
Michelle Layne
(443) 327-1239
mlayne@safenet-inc.com
www.safenet-inc.com

Rainbow Contact:
Dan Chmielewski
Rainbow Technologies, Inc.
(949) 450-7377
dchm@rainbow.com
www.rainbow.com

SafeNet and Rainbow Announce Special Meetings of Stockholders

BALTIMORE, Maryland and IRVINE, California—February 12, 2004— SafeNet, Inc. (Nasdaq: SFNT), a leading provider of private and public network security solutions that set the standard for securing virtual private and wide area networks, and Rainbow Technologies, Inc. (Nasdaq: RNBO), a leading provider of proven information security solutions for mission-critical data and applications used in business, organization and government computing environments, today announced that each company will hold a special meeting of stockholders on March 15, 2004 to approve the pending merger between SafeNet, Inc. and Rainbow Technologies, Inc.

SafeNet also announced that on February 11, 2004, the Securities and Exchange Commission declared effective the Registration Statement on Form S-4 containing the joint proxy statement/prospectus that will be mailed on or about February 13, 2004 to SafeNet and Rainbow stockholders in connection with each company’s special meeting.

For SafeNet stockholders, the SafeNet stockholder meeting will be held at 12:00 pm EST at the offices of Venable LLP, located at 2 Hopkins Plaza, Suite 1800, Baltimore, MD 21201.

For Rainbow stockholders, the Rainbow stockholder meeting will be held at 9:00 am PST at the offices of Rainbow Technologies, located 50 Technology Drive, Irvine, CA 92618.

About SafeNet, Inc.
 SafeNet, Inc. (NASDAQ: SFNT), a leading provider of private and public network security solutions, has set the industry standard for VPN technology and secure business communications and offers the only encryption platform for both WAN and VPN networks. With more than 20 years experience in developing, deploying, and managing network security systems for the most security-conscious government, financial institutions, and large enterprise organizations around the world, SafeNet’s proven technology has emerged as the de facto industry standard for VPNs. SafeNet is the single-source vendor for WAN and VPN security solutions teamed with an easy and low-cost migration path to a broad range of VPN products. SafeNet security solutions, based on SecureIP Technology™, and part of the CGX Security Platform, have become the products of choice for leading Internet infrastructure manufacturers, service providers, and security vendors. Securing the infrastructure of today’s e-business communications as well as leading the way in government Homeland and classified data security, SafeNet has opened new markets for interoperable, secure, and deployable VPN communications. Commercial customers include Texas Instruments, Microsoft, Samsung, Centillium Communications, ARM, and Cisco Systems. Government, financial, and large enterprise customers include the National Security Agency, Federal Bureau of Investigation, U.S. Postal Service, U.S. Department of Defense, U.S. Internal Revenue Service, Social Security Administration, American Express, Bank of America, Eastman Kodak, Hewlett-Packard, and Motorola. For more information, visit http://www.safenet-inc.com/.

About Rainbow Technologies
 Making security simple since 1979, Rainbow Technologies, a leading provider of proven information security solutions for mission-critical data and applications used in business, organization and government computing environments, has been breaking the security paradigm by making complex security simple to implement and use for more than two decades.

Rainbow is the market leader in several critical security technologies including: USB authentication tokens that eliminate user names and passwords; SSL acceleration devices that provide fast and secure online transactions; software security and licensing products that prevent software piracy; and high assurance security products used by the U.S. government for applications in the DoD, NSA and Homeland Security. Rainbow has leveraged these market share-leading technologies to develop a new breed of secure remote access control appliance known as the NetSwift iGate, which provides secure access to legacy applications in an SSL-VPN and Web-enabled applications.

With headquarters in Irvine, CA, Rainbow maintains offices and authorized distributors throughout the world. For more information, visit the Web site at http://www.rainbow.com.

Additional Information About the Merger and Where You Can Find It

In connection with the proposed merger of SafeNet and Rainbow, SafeNet has filed with the SEC a Registration Statement on Form S-4 (File No. 333-110520) containing a joint proxy statement/prospectus and SafeNet and Rainbow have filed and may file other relevant materials in connection with the merger transaction. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 4690 Millennium Drive, Belcamp, Maryland 21017, (443) 327-1239. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision.

SafeNet and Rainbow, and their respective executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. Information about the executive officers and directors of SafeNet and Rainbow and their respective interests in the merger is available in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that SafeNet has filed with the SEC. Additional information regarding the executive officers and directors of SafeNet is available in the proxy statement for SafeNet’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2003. Additional information regarding the executive officers and directors of Rainbow is available in the proxy statement for Rainbow’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003.

Editor’s Note: SafeNet is a registered trademark and SecureIP Technology is a trademark of SafeNet, Inc. All other trademarks are the property of their respective owners.